Suite 2800 1100 Peachtree St. Atlanta GA 30309-4530 t 404 815 6500 f 404 815 6555 www.KilpatrickStockton.com
March 2, 2009
VIA EDGAR CORRESPONDENCE
Ms. Nudrat Salik
Staff Accountant
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Servidyne, Inc. Form 10-K for the fiscal year ended April 30, 2008 Form 10-Q for the period ended October 31, 2008
Dear Ms. Salik:
     We represent Servidyne, Inc. (the “Company”). The Company has received the Staff’s comment letter dated February 18, 2009 with respect to the above-referenced filings. Per our telephone conversation of February 27, the Company proposes to respond to the Staff’s follow-up comment letter no later than March 18, 2009. This proposed response date is based on the need to obtain thorough review by the Company’s senior management and the Board of Directors, or Audit Committee thereof, before the Company’s response is submitted to the Staff, while accommodating the Company’s current efforts to complete and file its quarterly report on Form 10-Q for its quarterly period ended January 31, 2009 by its due date, March 17.
     If there are questions or concerns about the Company’s proposal after review of this letter, please do not hesitate to contact me by telephone at (404) 815-6051.

Very truly yours, KILPATRICK STOCKTON LLP
By:	/s/ David M. Eaton
David M. Eaton,
A Partner

cc:	Rick A. Paternostro Servidyne, Inc.